SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

April 15, 2011

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: April 15, 2011

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

15 April 2011

Smith & Nephew plc

Resolutions Passed at the Annual General Meeting

Smith & Nephew plc announces the results of the voting by poll on the resolutions put to its Annual General Meeting held at 2pm on 14 April 2011.

Resolution	Total votes validly cast	Percentage of relevant shares in issue (%)	For/Discretion (Number of votes)	Against (Number of votes)	Abstentions (Number of votes)
Ordinary Resolutions

1. To adopt the report and accounts	560,291,540	62.80%	559,475,543	815,997	933,718

2. To approve the remuneration report	534,270,094	59.88%	509,407,924	24,862,170	26,885,895

3. To approve a final dividend	560,789,342	62.85%	560,742,907	46,435	443,424
Re-election of directors
4. To re-elect Mr. Ian E. Barlow	560,715,799	62.85%	556,629,477	4,086,322	509,279

5. To re-elect Prof. Geneviève B. Berger	560,719,682	62.85%	559,948,663	771,019	513,618

6. To re-elect Mr. Olivier Bohuon	559,452,069	62.70%	524,330,311	35,121,758	1,712,147

7. To re-elect Mr. John Buchanan	560,725,360	62.85%	558,169,057	2,556,303	507,945

8. To re-elect Mr. Adrian Hennah	559,471,032	62.71%	540,845,076	18,625,956	1,693,179

9. To re-elect Dr. Pamela J. Kirby	560,082,832	62.77%	548,049,725	12,033,107	1,082,601

10. To re-elect Mr. Brian Larcombe	560,070,600	62.77%	544,745,103	15,325,497	1,094,833

11. To re-elect Mr. Joseph C. Papa	560,730,049	62.85%	556,108,841	4,621,208	504,468

12. To re-elect Mr. Richard De Schutter	560,088,343	62.77%	544,002,884	16,085,459	1,077,090

13. To re-elect Dr. Rolf W.H. Stomberg	560,094,624	62.78%	541,819,852	18,274,772	1,070,809

14. To reappoint the auditors	547,406,843	61.35%	536,898,028	10,508,815	13,835,362

15. To authorise the directors to determine the remuneration of the auditors	560,212,192	62.79%	550,541,840	9,670,352	1,030,018

16. To renew the directors' authority to allot shares	560,675,754	62.84%	534,648,771	26,026,983	558,588

Special resolutions
17. Renew the directors' authority for disapplication of pre-emption rights	560,660,224	62.84%	551,050,620	9,609,604	572,373

18. Renew the directors' limited authority to make market purchases of the Company's own shares	560,735,475	62.85%	559,063,404	1,672,071	494,933

19. To authorise general meetings to be held on 14 days' notice	560,730,774	62.85%	513,770,495	46,960,279	503,918

The number of ordinary shares in issue on 12 April 2011 at 6pm (excluding shares held in Treasury) was 892,216,856. Shareholders are entitled to one vote per share. A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

A copy of the Resolutions passed as Special Business at the Annual General Meeting is being submitted to the UK Listing Authority and will shortly be available for inspection at the National Storage Mechanism document viewing facility, which is situated at: http://www.hemscott.com/nsm

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc
Tel: +44 (0)20 7401 7646